

Mail Stop 4720

May 15, 2018

James E. McGookey, Esq.
Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870

> **Re:** **Civista Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 9, 2018**
> **File No. 333-224794**

Dear Mr. McGookey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services